Exhibit 99.1

Yingli Green Energy Reports Second Quarter 2011 Results

Quarterly Shipment Increased by 36.6% to Reach a Historical High

Diluted EPS Was US$0.36

BAODING, China, August 19, 2011 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers, which markets its products under the brand “Yingli Solar,” today announced its unaudited consolidated financial results for the quarter ended June 30, 2011.

Second Quarter 2011 Consolidated Financial and Operating Highlights

•	Total net revenues increased by 27.4% to RMB 4,398.8 million (US$680.6 million) from the first quarter of 2011.

•	PV module shipment increased by 36.6% from the first quarter of 2011, reaching a historical high.

•	Gross profit was RMB 970.1 million (US$150.1 million), representing a gross margin of 22.1%.

•	Operating income was RMB 526.4 million (US$81.4 million), representing an operating margin of 12.0%.

•	Net income[1] was RMB 375.6 million (US$58.1 million) and diluted earnings per ordinary share and per American depositary share (“ADS”) were RMB 2.34 (US$0.36).

•	On an adjusted non-GAAP[2] basis, net income was RMB 354.0 million (US$54.8 million) and diluted earnings per ordinary share and per ADS were RMB 2.21 (US$ 0.34).

“I’m pleased to announce that we had our best quarter ever in terms of PV module shipments, which increased by 36.6% over the previous quarter. With the significantly increased shipments, we managed not only to expand our global market share, but also to extend our sales geographies,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.

“The increased shipments were primarily attributable to the improved market conditions, solid management execution and our diversified customer portfolio,” Mr. Miao continued. “During Intersolar Europe in June, we saw the sign of demand recovery triggered by the drop of module price. In addition to the enhanced cooperation with existing customers, we have been actively developing new customers. During the first half of 2011, we successfully gained 46 new customers, who contributed approximately 90 MW of PV module shipments.”

“Our efforts on developing new markets are reflected by our leading presence in markets such as North America and China. With cumulative shipments of 250 MW to 23 U.S. states, Canada, Mexico and the Caribbean, we have become a leading module supplier in North America and expect to capture nearly 15% of the North American solar market in 2011. As a solar pioneer based in China, we have been firmly committed to our domestic market and established a strong market position. With the announcement of the unified national solar feed-in-tariff, we are expecting a stronger growth in China in the years to come.”

“In light of the strong demand for our products, I’m pleased to announce that we have just brought online another 700 MW capacity, including 600 MW in our Baoding headquarters and 100 MW in Hainan Province. We expect the new capacities to be fully released before the end of this year, bringing our total designed capacity to 1.7 GW.”

“To facilitate our global growth strategy, we have enhanced our cooperation with FIFA by becoming an official sponsor of the 2014 FIFA World CupTM in Brazil. We believe this continued sponsorship will provide valuable brand exposure not only to Brazil but all around the world. Furthermore, we have become the first official renewable energy partner of U.S. Soccer, the governing body for soccer in the United States. We consider this association to be a platform for building a lasting brand and a recognizable presence in the U.S.,” Mr. Miao concluded.

1	For convenience purposes, all references to “net income” in this press release, unless otherwise specified, represent “net income attributable to Yingli Green Energy” for all periods presented.
2	All non-GAAP measures exclude share-based compensation, non-cash interest expenses, gain on bargain purchase from an acquisition and the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), an operating subsidiary of the Company. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

Second Quarter 2011 Financial Results

Total Net Revenues

Total net revenues were RMB 4,398.8 million (US$680.6 million) in the second quarter of 2011, an increase of 27.4% from RMB 3,453.0 million in the first quarter of 2011 and 62.9% from RMB 2,699.6 million in the second quarter of 2010. The significant increase in total net revenues from the previous quarter was primarily attributable to an increase of 36.6% in PV module shipment to our continuously expanded and diversified customer base, partially offset by the decline in the average selling price.

Gross Profit and Gross Margin

Gross profit was RMB 970.1 million (US$150.1 million) in the second quarter of 2011, an increase of 2.8% from RMB 943.7 million in the first quarter of 2011 and 7.2% from RMB 905.1 million in the second quarter of 2010.

Overall gross margin was 22.1% in the second quarter of 2011, compared to overall gross margin of 27.3% in the first quarter of 2011 and 33.5% in the second quarter of 2010. The decrease in gross margin quarter over quarter was primarily caused by the decline of average selling price.

Operating Expenses

Operating expenses were RMB 443.7 million (US$68.7 million) in the second quarter of 2011, compared to RMB 375.5 million in the first quarter of 2011 and RMB 339.7 million in the second quarter of 2010. The increase from the first quarter of 2011 was consistent with the Company’s expanded scale of operations and was also due to our increased investment expenditure on the research and development to further improve cell conversion efficiency and yield rates.

Operating expenses as a percentage of total net revenues were 10.1% in the second quarter of 2011, a decrease from 10.9% in the first quarter of 2011 and 12.6% in the second quarter of 2010. The decrease in operating expenses as a percentage of total net revenues was attributable to our improved control over selling, general and administrative expenses, as well as expanded economies of scale.

Operating Income and Margin

As a result of the foregoing, operating income was RMB 526.4 million (US$81.4 million) in the second quarter of 2011, compared to RMB 568.2 million in the first quarter of 2011 and RMB 565.4 million in the second quarter of 2010.

Operating margin was 12.0% in the second quarter of 2011, compared to 16.5% in the first quarter of 2011 and 20.9% in the second quarter of 2010.

Interest Expense

Interest expense was RMB 157.8 million (US$24.4 million) in the second quarter of 2011, compared to RMB 130.5 million in the first quarter of 2011 and RMB 73.0 million in the second quarter of 2010. The increase in interest expense was primarily due to our increased indebtedness as well as the rise of interest rates. As of June 30, 2011, the Company had an aggregate of RMB 12,144.9 million (US$1,879.0 million) borrowings, medium-term notes and convertible notes, an increase of 18.5% from RMB 10,245.4 million as of March 31, 2011. The weighted average interest rate for these borrowings was 6.44% in the second quarter of 2011, an increase from 5.72% in the first quarter of 2011.

Foreign Currency Exchange Gains (Losses)

Foreign currency exchange gain was RMB 35.5 million (US$5.5 million) in the second quarter of 2011, compared to RMB 61.2 million in the first quarter of 2011 and a foreign currency exchange loss of RMB 158.6 million in the second quarter of 2010. The foreign currency exchange gain was primarily attributable to the appreciation of the Euro against the Renminbi.

Other Income

Other income was RMB 55.2 million (US$8.5 million) in the second quarter of 2011, in which RMB 52.2 million (US$8.1 million) was attributable to the gain on bargain purchase from an acquisition made in April, 2011. The acquired company was a PRC private solar product manufacturer that provided processing service to the Company prior to the acquisition.

Income Tax Expense

Income tax expense was RMB 73.5 million (US$11.4 million) in the second quarter of 2011, a decrease of 4.2% from RMB 76.8 million in the first quarter of 2011 and an increase of 11.6% from RMB 65.9 million in the second quarter of 2010.

Net Income

Net income was RMB 375.6 million (US$58.1 million) in the second quarter of 2011, compared to RMB 368.3 million in the first quarter of 2011 and RMB 217.8 million in the second quarter of 2010. Diluted earnings per ordinary share and per ADS were RMB 2.34 (US$0.36), compared to RMB 2.29 in the first quarter of 2011 and RMB 1.41 in the second quarter of 2010.

On an adjusted non-GAAP basis, net income was RMB 354.0 million (US$54.8 million) in the second quarter of 2011, compared to RMB 403.6 million in the first quarter of 2011 and RMB 261.0 million in the second quarter of 2010. Adjusted non-GAAP diluted earnings per ordinary share and per ADS were RMB 2.21 (US$0.34), compared to RMB 2.51 in the first quarter of 2011 and RMB 1.69 in the second quarter of 2010.

Balance Sheet Analysis

As of June 30, 2011, Yingli Green Energy had RMB 7,063.4 million (US$1,092.8 million) in cash and restricted cash, compared to RMB 6,038.3 million as of March 31, 2011.

As of June 30, 2011, inventory was RMB 2,556.1 million (US395.5 million), and decreased by 15.3% from RMB 3,018.9 million as of March 31, 2011. Inventory turnover days in the second quarter largely decreased to 67 days from 108 days in the first quarter of 2011.

As of June 30, 2011, accounts receivable were RMB 2,999.0 million (US$464.0 million), an increase from RMB 2,525.4 million as of March 31, 2011. Days sales outstanding has been reduced to 61 days in the second quarter of 2011 from 66 days in the first quarter of 2011.

As of June 30, 2011, working capital representing current assets less current liabilities was RMB 2,174.9 million (US$336.5 million), compared to RMB 2,925.3 million as of March 31, 2011.

As of the date of this press release, the Company had approximately RMB 7,710.1 million in unutilized short-term lines of credit, and RMB 942.0 million committed long term facility that can be drawn down in the near future.

Business Outlook for Full Year 2011

Based on current market and operating conditions, estimated production capacity and forecasted customer demand, the Company reaffirms its PV module shipment target to be in the estimated range of 1,700 MW to 1,750 MW for fiscal year 2011, which represents an increase of 60.1% to 64.8% compared to fiscal year 2010.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted net income and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted to exclude items related to share-based compensation, non-cash interest expense, the gain on bargain purchase from an acquisition and the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.4635 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of June 30, 2011. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Daylight Time (EDT) on August 19, 2011, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Number: +1-800-798-2864

•	International dial-in number: +1-617-614-6206

•	Passcode: 33695167

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.

A replay of the conference call will be available until August 26, 2011 by dialing:

•	U.S. Toll Free Number: +1-888-286-8010

•	International dial-in number: +1-617-801-6888

•	Passcode: 45201002

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar,” is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. Currently, Yingli Green Energy maintains a balanced vertically integrated production capacity of over 1 GW per year. Two capacity expansion projects of 600 MW and 100 MW in Baoding and Hainan, respectively, started initial production in early July 2011 and are expected to increase the Company’s total nameplate capacity to 1.7 GW in late 2011. In addition, Yingli Green Energy’s in-house polysilicon plant, Fine Silicon, which has a designed annual production capacity of 3,000 metric tons, has successfully started commercial operation in early August 2010. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 11,000 employees and more than 10 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit http://www.yinglisolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward- looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao

Director of Investor Relations

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yinglisolar.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	December 31, 2010	June 30, 2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash and restricted cash	6,501,060	7,063,396	1,092,813
Accounts receivable, net	2,099,805	2,999,030	463,995
Inventories	2,524,956	2,556,144	395,474
Prepayments to suppliers	573,937	560,845	86,771
Prepaid expenses and other current assets	1,207,303	995,381	154,000

Total current assets	12,907,061	14,174,796	2,193,053

Long-term prepayments to suppliers	504,326	1,116,104	172,678
Property, plant and equipment, net	9,933,956	12,102,937	1,872,505
Land use rights	358,834	400,640	61,985
Goodwill and intangible assets, net	434,160	408,128	63,143
Other assets	50,157	139,130	21,526

Total assets	24,188,494	28,341,735	4,384,890

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	5,857,878	7,421,856	1,148,272
Secured senior convertible notes	—	106,922	16,542
Accounts payable	2,475,415	3,153,084	487,829
Other current liabilities and accrued expenses	1,449,685	1,318,021	203,918

Total current liabilities	9,782,978	11,999,883	1,856,561

Unsecured senior convertible notes	8,121	9,261	1,433
Secured senior convertible notes	83,213	—	—
Long-term debt, excluding current portion	2,496,482	2,203,175	340,864
Medium-term notes	1,001,128	2,403,732	371,893
Other liabilities	542,956	564,885	87,396

Total liabilities	13,914,878	17,180,936	2,658,147

Shareholders’ equity:
Ordinary shares	11,881	12,010	1,858
Additional paid-in capital	6,412,995	6,442,200	996,705
Accumulated other comprehensive income	59,183	74,847	11,580
Retained earnings	1,866,813	2,610,705	403,915

Total equity attributable to Yingli Green Energy	8,350,872	9,139,762	1,414,058

Noncontrolling interests	1,922,744	2,021,037	312,685

Total shareholders’ equity	10,273,616	11,160,799	1,726,743

Total liabilities and shareholders’ equity	24,188,494	28,341,735	4,384,890

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Statements of Income

(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	June 30, 2010	March 31, 2011	June 30, 2011
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	2,655,926	3,402,289	4,289,855	663,705
Sales of PV systems	5,704	3,497	5,055	782
Other revenues	37,991	47,210	103,889	16,073

Total net revenues	2,699,621	3,452,996	4,398,799	680,560
Cost of revenues:
Cost of PV modules sales	(1,752,976)	(2,459,977)	(3,335,135)	(515,995)
Cost of PV systems sales	(7,290)	(2,009)	(3,766)	(583)
Cost of other revenues	(34,295)	(47,309)	(89,783)	(13,891)

Total cost of revenues	(1,794,561)	(2,509,295)	(3,428,684)	(530,469)

Gross profit	905,060	943,701	970,115	150,091
Selling expenses	(202,518)	(194,107)	(210,448)	(32,559)
General and administrative expenses	(98,297)	(132,972)	(129,055)	(19,967)
Research and development expenses	(38,846)	(48,379)	(104,223)	(16,125)

Total operating expenses	(339,661)	(375,458)	(443,726)	(68,651)

Income from operations	565,399	568,243	526,389	81,440
Other income (expense):
Interest expense	(73,027)	(130,492)	(157,822)	(24,417)
Interest income	5,173	4,534	6,391	989
Foreign currency exchange gains (losses)	(158,607)	61,218	35,464	5,487
Other income	3,717	1,991	55,208	8,541

Earnings before income taxes	342,655	505,494	465,630	72,040
Income tax expense	(65,905)	(76,761)	(73,520)	(11,375)

Net income	276,750	428,733	392,110	60,665
Less: Earnings attributable to the noncontrolling interests	(58,948)	(60,430)	(16,521)	(2,556)

Net income attributable to Yingli Green Energy	217,802	368,303	375,589	58,109

Weighted average shares and ADSs outstanding
Basic	149,427,769	156,615,524	157,639,403	157,639,403
Diluted	154,164,790	160,575,421	160,362,215	160,362,215

Earnings per share and per ADS
Basic	1.46	2.35	2.38	0.37
Diluted	1.41	2.29	2.34	0.36

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	June 30, 2010	March 31, 2011	June 30, 2011
	RMB	RMB	RMB	US$
Non-GAAP income attributable to Yingli Green Energy	261,023	403,557	354,034	54,775
Share-based compensation attributable to Yingli Green Energy	(15,761)	(14,618)	(14,278)	(2,209)
Amortization of intangible assets attributable to Yingli Green Energy	(12,111)	(11,967)	(11,967)	(1,852)
Gain on bargain purchase from an acquisition	—	—	52,202	8,076
Non-cash interest expenses attributable to Yingli Green Energy	(15,349)	(8,669)	(4,402)	(681)

Net income attributable to Yingli Green Energy	217,802	368,303	375,589	58,109

Non-GAAP diluted earnings per share and per ADS	1.69	2.51	2.21	0.34
Diluted earnings per share and per ADS	1.41	2.29	2.34	0.36